UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 5, 2024
ARRIVED HOMES 3, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716073
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Haven; Arrived Series Chilhowee; Arrived Series Sheezy; Arrived Series Cristalino; Arrived Series Hermanos; Arrived Series Bowling; Arrived Series Emelina; Arrived Series Caden; Arrived Series Camellia; Arrived Series Palmore; Arrived Series Brookwood; Arrived Series Lithonia; Arrived Series Haverhill; Arrived Series Woodwind; Arrived Series Aspen; Arrived Series Thomas; Arrived Series Bennett; Arrived Series Benny; Arrived Series Montgomery; Arrived Series Summerglen; Arrived Series Portsmouth; Arrived Series Westhaven; Arrived Series Cordero; Arrived Series Wheeler; Arrived Series Watson; Arrived Series Holmes; Arrived Series Hamblen; Arrived Series Ethan; Arrived Series Helmerich; Arrived Series Claremore; Arrived Series Bryant; Arrived Series Hancock; Arrived Series Wynde; Arrived Series Haikey; Arrived Series Arkoma; Arrived Series Gordon; Arrived Series Lucas; Arrived Series Woodland; Arrived Series Macomber; Arrived Series Meridian; Arrived Series Pongo; Arrived Series Perdita; Arrived Series Bean; Arrived Series Ellie; Arrived Series Antares; Arrived Series Bluebell; Arrived Series Aramis; Arrived Series Barclay; Arrived Series Athos; Arrived Series Bradford; Arrived Series Caterpillar; Arrived Series Liberty; Arrived Series Mallard; Arrived Series Riverwood; Arrived Series Roanoke; Arrived Series Zane; Arrived Series Sherwood; Arrived Series Tansel; Arrived Series Tytus; Arrived Series Williamson; Arrived Series Arya; Arrived Series Sansa; Arrived Series Marcy; Arrived Series Hedgecrest; Arrived Series Haybridge; Arrived Series Layla; Arrived Series Lola; Arrived Series Ratliff; Arrived Series Collinison; Arrived Series Hardman; Arrived Series Pebblestone; Arrived Series Keystone; Arrived Series Northbrook; Arrived Series Rachel; Arrived Series Frances; Arrived Series Ross; Arrived Series Northridge; Arrived Series Wyndhurst; Arrived Series Vanzant; Arrived Series Glenncrest; Arrived Series Oakland; Arrived Series Laurel; Arrived Series Phoebe

(Title of each class of securities issued pursuant to Regulation A)

1

ITEM 1. FUNDAMENTAL CHANGES
Effective August 1, 2024, Arrived Homes 3, LLC (the “Company”) terminated without penalty certain Property Management Agreements (the “Terminated Agreements”) by and between Streetlane (formerly Great Jones) and certain series of the Company as listed in the chart below (the “Affected Series”).
Additionally, each of the Affected Series has entered into a new Property Management Agreement with Mynd Property Management, effective as of August 1, 2024 (the “New Agreements”).  Under the New Agreements, each Affected Series will pay the Property Manager a property management fee equal to six percent (6%) of all rents and fees as remitted to the series or a minimum property management fee of $84 on a monthly basis.
The foregoing summary of the terms of the New Agreements is subject to the New Agreements themselves, the form of which is attached to this Current Report on Form 1‑U as Exhibit 6.24 and incorporated by reference herein.
Affected Series	New Property Manager
Arrived Series Bowling	Mynd Property Management
Arrived Series Camellia	Mynd Property Management

EXHIBITS

Exhibit No.	Description
6.24*	Form of Property Management Agreement dated [*], 202[*], between Mynd and Arrived Series [*], a series of Arrived Homes 3, LLC

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on August 5, 2024.

ARRIVED HOMES 3, LLC
By: Arrived Holdings, Inc., its managing member
By: /s/ Ryan Frazier
Name: Ryan Frazier
Title:  Chief Executive Officer